Page 1 of 2 Close Boston The HIT is helping Boston meet housing and community development needs with investments in 32 projects including two through its subsidiary Building America CDE. Many of these projects are financed through the HIT’s Massachusetts Housing Initiative. Gateway North Ribbon Cutting in Lynn, Massachusetts HIT Partners with WinnCompanies for $1.5 Billion Redevelopment of Mary Ellen McCormack Public Housing in Boston HIT Invests in First Project Under New Massachusetts Workforce Housing Fund *Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal. http://www.aflcio-hit.com/frame-templates/print_template.cfm 7/23/2019